

April 16, 2012

Via E-mail
Jeffrey C. Smith
Starboard Value and Opportunity Master Fund Ltd
830 Third Avenue, 3rd Floor
New York, NY 10022

> **Re:** **Progress Software Corporation**
> **Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A**
> **Filed April 12, 2012 by Starboard Value and Opportunity Master Fund Ltd**
> **et al.**
> **File No. 033-41752**

Dear Mr. Smith:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise the statement appearing throughout your proxy statement that you are "soliciting proxies" to elect certain of the Company's nominees. Rather, you are "rounding out" your slate of two candidates by permitting shareholders to vote for some Company nominees on your card. You may solicit proxies to vote in favor of only those nominees who are bona fide nominees, i.e., only those who have consented to being named in your proxy statement. See Rule 14a-4(d).

Incorporation By Reference, page 20

2. In light of Progress Software Corporation filing its preliminary proxy statement on April 6, 2012, please revise this section to provide specificity as to which requirements of

Schedule 14A you have omitted and are incorporating by reference to management's proxy statement. Please refer to Rule 14a-5(c).

Proxy Card

3.   Please revise your proxy card to provide security holders with the opportunity to withhold authority for you to vote for any of the registrant's nominees in addition to your nominees. Please refer to Rule 14a-4(d)(iii).

Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or, in his absence, Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457 with any questions. If you require further assistance, you may contact me at (202) 551-3503.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Steve Wolosky, Esq.
        Olshan Grundman Frome Rosenzweig & Wolosky LLP